Exhibit 99.1

Cellectis to Present Data at the 2018 AACR Annual Meeting

NEW YORK--(BUSINESS WIRE)--April 11, 2018--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today that three posters regarding the Company's allogeneic, off-the-shelf, CAR-T product candidates will be presented at the American Association for Cancer Research (AACR) Annual Meeting to be held from April 14 to 18, 2018, in Chicago, Illinois.

April 16, 2018, 8:00 AM - 12:00 PM Central Time
Section 45

  Repurposing endogenous immune pathways to improve chimeric antigen receptor T-cells potency

M. Sachdeva1, B. Busser1, S. Temburni1, A. Juillerat1, L. Poirot2, P. Duchateau2, J. Valton1;
1Cellectis, New York, NY, 2Cellectis, Paris, France

April 16, 2018, 1:00 PM - 5:00 PM Central Time
Section 24

  Preclinical efficacy of allogeneic anti-CD123 CAR T-cells for the therapy of blastic plasmacytoid dendritic cell neoplasm (BPDCN)

T. Cai1, K. L. Black2, A. Naqvi2, R. Galetto3, A. Gouble3, J. Smith4, A. Cavazos1, L. Han1, Q. Zhang1, V. Kuruvilla1, S. N. Sergej Konoplev1, S. S. Neelapu1, A. A. Lane5, M. L. Guzman6, H. Kantarjian1, A. Thomas-Tikhonenko2, N. Pemmaraju1, M. Konopleva1;
1UT MD Anderson Cancer Ctr., Houston, TX, 2The Children's Hosp. of Philadelphia, Philadelphia, PA, 3Cellectis SA, Paris, France, 4Cellectis Inc, New York, NY, 5Dana-Farber Cancer Inst., Boston, MA, 6Weill Cornell Med. Coll., New York, NY

April 18, 2018, 8:00 AM - 12:00 PM Central Time
Section 31

  Prediction of immunotherapy outcome by multimodal assessment of minimal residual disease and persistence of allogeneic anti-CD123 CAR T-cells (UCART123) in pre-clinical models of acute myeloid leukemia

M. Sugita1, N. Mencia-Trinchant1, N. Ewing-Crystal1, G. Suppa1, R. Galetto2, A. Gouble2, J. Smith3, G. J. Roboz1, D. C. Hassane1, M. L. Guzman1;
1Weill Cornell Med., New York, NY, 2Cellectis SA, Paris, France, 3Cellectis Inc, New York, NY

Abstra

cts are available on the AACR website. The three posters to be presented at the 2018 AACR Annual Meeting will be available on the Cellectis website after April 18, 2018.

About Cellectis
Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Disclaimer
This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent filings Cellectis makes with the Securities and Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
For further information, please contact:
Media contacts
Cellectis S.A.
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Investor Relations contact
Cellectis S.A.
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com